Exhibit 99.2

NQ Mobile Inc. Announces Sale of a Minority Interest Investment in Its Wholly Owned Subsidiary, FL Mobile

BEIJING and DALLAS, May 30, 2014 — NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile Internet services, today announced that it has entered into a definitive agreement to sell a minority interest in its wholly owned subsidiary, FL Mobile.

Specifically, NQ Mobile has signed a definitive agreement to sell up to 5.88% of FL Mobile, or up to a total of $25 million, consisting of $15 million to Bison Mobile Limited, a division of Bison Capital Co Ltd and $10 million from other investors, at a pre-money valuation of $400 million dollars or post-money valuation of $425 million. The funds will be used to further expand and enhance the FL Mobile business, brand and content. The investment has a redemption right if FL Mobile does not complete a qualified IPO within 12 months after the investment is completed.

“We have a significant number of exciting and fast-growing businesses and assets that we believe are currently under-valued,” said Dr. Henry Lin, co-Founder and co-CEO of NQ Mobile. “We remain focused on furthering our platform strategy on a global basis. We are excited about this investment by Bison Mobile Limited and believe that our FL Mobile platform will drive further value creation as part of our overall platform.”

“We are excited about the opportunity to invest in NQ Mobile’s wholly owned subsidiary, FL Mobile,” said Peixin Xu, founder and managing partner of Bison Mobile Limited, an affiliate of Bison Capital Holding Company Ltd. “We believe that the mobile gaming market is one of the fast growing segments in mobile Internet. FL Mobile has tremendous momentum and is positioned to be a leading player within this sector going forward.”

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile Internet services. NQ Mobile is a mobile security pioneer with proven competency to acquire, engage, and monetize customers globally. NQ Mobile’s portfolio includes mobile security and mobile games & advertising for the consumer market and consulting, mobile platforms and mobility services for the enterprise market. As of December 31, 2013, NQ Mobile maintains a large, global user base of 481 million registered user accounts and 136 million monthly active user accounts through its consumer mobile security business, 107 million registered user accounts and 20 million monthly active user accounts through its mobile games & advertising business and over 1,250 enterprise customers. NQ Mobile maintains dual headquarters in Dallas, Texas, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

INVESTOR RELATIONS:

NQ Mobile Inc.

+852 3975 2853

+1 469 310 5281

investors@nq.com

MEDIA CONTACTS:

Sherry Smith

MWW for NQ Mobile

+1-646-797-3139

ssmith@mww.com

Kim Titus,

NQ Mobile

+1-972-841-0506

kim.titus@nq.com